EXHIBIT 16

February 3, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of The L.S. Starrett Company’s Form 8-K dated January 30, 2006, and we agree with the statements made in paragraphs one through four and the first sentence of paragraph five.  We have no basis to agree or disagree with the statements made in the second sentence of paragraph five or paragraph six therein.

Yours truly,

/s/DELOITTE & TOUCHE LLP